February 20, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Touchstone Strategic Trust

Post-Effective Amendment No. 236 under the Securities Act of 1933 and

Amendment No. 236 under the Investment Company Act of 1940

File Nos. 002-80859 and 811-03651

Ladies and Gentlemen:

Touchstone Strategic Trust (the “Trust”), on behalf of Touchstone International Equity Fund (the “Fund”), is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust’s Post-Effective Amendment No. 236 to its Registration Statement on Form N-1A (Amendment No. 236 under the 1940 Act).

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a) under the 1933 Act for the purpose of reflecting the Fund’s repurposing as the Touchstone International Value Fund. This repurposing includes changes to the fund’s name, investment goal, investment strategies and policies, and its expense limitation waivers. The Trust elects that this filing become effective on April 30, 2024, pursuant to Rule 485(a)(1) under the Securities Act.

Please contact the undersigned at (617) 951-9083 if you have any questions or comments.

Sincerely,

/s/ Michael Davalla
Michael Davalla